EXHIBIT (d)(2)(G)

PAID-UP LIFE INSURANCE BENEFIT

ENDORSEMENT

BENEFIT

The benefit provided by this endorsement will keep your policy from lapsing when you have a large outstanding policy debt. When the conditions specified below are met you may elect this benefit, which will provide paid-up life insurance. Once you have elected this benefit, your policy will not lapse or mature.

DEFINITIONS

Policy Value - Your policy may include a definition for account value or accumulation value. In this endorsement, policy value has the same meaning as account value or accumulation value.

Specified Amount - Your policy may include a definition for face amount. In this endorsement, specified amount and face amount have the same meaning.

CONDITIONS

You may elect this benefit only if the following requirements are met:

(1)	the insured is age 75 or older; and
(2)	the policy is in its 11th policy year or later; and
(3)	the outstanding policy debt is more than 92.5%, but less than 96% of the policy value. If the outstanding policy debt is greater than 96% of your policy value, you can repay policy debt to bring the balance within the range of 92.5% and 96% of your policy value; and
(4)	the outstanding policy debt is more than the specified amount.

EFFECT ON POLICY

Electing this benefit will change your policy as follows:

(1)	We will deduct 3.5% of the policy value on the date you elect this benefit.
(2)	After we take the 3.5% deduction, we will set the specified amount to 10% of the remaining policy value. No further changes in the specified amount will be allowed.
(3)	We will set the death benefit option to Option A as described in your policy. No further changes in the death benefit option will be allowed.
(4)	The death benefit at any time after you elect the benefit will equal the greatest of:
a.	the specified amount;
b.	the policy value multiplied by the corridor percentage from the table shown in the Death Benefit section of the policy;
c.	the outstanding policy debt multiplied by the corridor percentage from the table shown in the Death Benefit section of the policy.

The death benefit proceeds will equal the death benefit on the insured's date of death minus any outstanding policy debt.

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(5)	Any rider attached to the policy will terminate, and any charges or fees associated with the riders will cease.
(6)	We will not accept any additional premiums.
(7)	You may not take additional partial withdrawals and loans, except for automatic loans to cover loan interest not paid when due.
(8)	We will stop taking monthly deductions.
(9)	All amounts not allocated to the loan account must be allocated to the fixed account.

TAXATION

Electing the benefit provided by this endorsement may have adverse tax consequences. The Internal Revenue Service has not ruled on the use of this endorsement. We strongly urge you to consult legal counsel and your personal tax adviser before electing this benefit.

In all other respects, the policy remains unchanged.

AMERITAS LIFE INSURANCE CORP.

President	Secretary

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